CUSTOM FOOTERSECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934

                      (Amendment No. 5)

                MERRY-GO-ROUND ENTERPRISES, INC.
                      (Name of Issuer)

                Common Stock, $.01 Par Value
               (Title of Class of Securities)

                               590436101
                       (CUSIP Number)


                      Alan E. Berkowitz
             c/o Alan E. Berkowitz & Associates
              802 Mercantile Bank & Trust Bldg.
                    Baltimore, MD  21201   (301)727-
                            3777
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                         September 27, 1995
                (Date of Event which Requires
                  Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because
of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the
statement [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following pages)

1.   NAME OF REPORTING PERSON:  Beth H. Goldsmith

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
     [   ]
                                                   (b) [
     ]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS                        N/A



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [
     ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


  NUMBER OF   7.SOLE VOTING POWER

   SHARES          - 0 -

BENEFICIALLY  8.SHARED VOTING POWER

  OWNED BY         4,690,677

    EACH      9.   SOLE DISPOSITIVE POWER

  REPORTING        - 0 -

   PERSON     10.  SHARED DISPOSITIVE POWER

    WITH           4,690,677


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                   4,690,677


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     [
    ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.7%

14. TYPE OF REPORTING PERSON

                   IN

1.   NAME OF REPORTING PERSON:  Alan E. Berkowitz

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
     [   ]
                                                   (b) [
     ]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS                        N/A



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [
     ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


  NUMBER OF   7.SOLE VOTING POWER

   SHARES          - 18 -

BENEFICIALLY  8.SHARED VOTING POWER

  OWNED BY         4,621,738

    EACH      9.   SOLE DISPOSITIVE POWER

  REPORTING        - 18 -

   PERSON     10.  SHARED DISPOSITIVE POWER

    WITH           4,621,738


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                   4,621,756


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     [
    ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.6%

14. TYPE OF REPORTING PERSON

                   IN

1.   NAME OF REPORTING PERSON:  Neil Ambach

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
     [   ]
                                                   (b) [
     ]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS                        N/A



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [
     ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


  NUMBER OF   7.SOLE VOTING POWER

   SHARES          - 0 -

BENEFICIALLY  8.SHARED VOTING POWER

  OWNED BY         4,220,988

    EACH      9.   SOLE DISPOSITIVE POWER

  REPORTING        - 0 -

   PERSON     10.  SHARED DISPOSITIVE POWER

    WITH           4,220,988


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                   4,220,988


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     [
    ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.8%

14. TYPE OF REPORTING PERSON

                   IN

Item 1.   Security and Issuer.

     The class of equity to which this statement refers is the Common Stock, par value $.01 per share, of Merry-Go-Round Enterprises, Inc. (the "Issuer"), which has its principal office at 3300 Fashion Way, Joppa, Maryland 21085. The Issuer's telephone number is (410)538-1000.

Item 2.  Identity and Background.

     The filers of this statement are:

     (1)  Beth H. Goldsmith
          c/o Alan E. Berkowitz & Associates
          802 Mercantile Bank & Trust Building
          Baltimore, Maryland 21201

          Employment:  widow of former Chairman of the
Issuer's Board of                  Directors; not employed

     (2)  Alan E. Berkowitz
          c/o Alan E. Berkowitz & Associates
          802 Mercantile Bank & Trust Building
          Baltimore, Maryland 21201

          Employment:  Certified Public Accountant, Alan E.
Berkowitz &                   Associates, 802 Mercantile
Bank & Trust Building, Baltimore, Maryland             21201

     (3)  Neil Ambach
          c/o Alan E. Berkowitz & Associates
          802 Mercantile Bank & Trust Building
          Baltimore, Maryland 21201

          Employment:  President, M. Ambach & Co., 175
Penrod Court, Glen            Burnie, Maryland 21061

     None of the above filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of them been a party to a civil proceeding described in Item 2(e) of Schedule 13D. Each of the above named filers is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     The shares reported in this Schedule 13D are held for investment purposes. The reporting persons intend, however, to continue to review their investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review the reporting persons will take such action as they each deem appropriate in light of the circumstances existing from time to time. In this connection, the reporting persons may, subject to factors they deem relevant, purchase or otherwise acquire additional shares from time to time in the open market or in privately negotiated transactions or otherwise; or sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

     The reporting persons have not at the present time formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Mrs. Goldsmith and Messrs. Berkowitz and Ambach are the personal representatives of the Estate of Harold N.
Goldsmith.  The Estate owns 588 of the Issuer's shares.
Each of these reporting persons may disclaim beneficial ownership of the shares held by the Estate.

          Mrs. Goldsmith and Messrs. Berkowitz and Ambach are the trustees of each of the following trusts: Beth Goldsmith Testamentary Trust; Adam Goldsmith Testamentary Trust; Julie Goldsmith Testamentary Trust; and Josh Goldsmith Testamentary Trust. The Beth Goldsmith Testamentary Trust, the Julie Goldsmith Testamentary Trust and the Josh Goldsmith Testamentary Trust each owns 867,625 shares or 1.6% of the currently outstanding number of the Issuer's shares and the Adam Goldsmith Testamentary Trust owns 867,525 shares or 1.6% of the currently outstanding number of the Issuer's shares. Messrs. Berkowitz and Ambach may disclaim beneficial ownership of the shares held by all of the trusts. Mrs. Goldsmith may disclaim beneficial owners of the shares held by the Adam Goldsmith Testamentary Trust, Julie Goldsmith Testamentary Trust and Josh Goldsmith Testamentary Trust.

          The Goldsmith Family Foundation, Inc. is the beneficial owner of 393,750 shares or less than 1% of the currently outstanding number of the Issuer's shares. Mrs.
Goldsmith is a trustee as well as the President, and Mr.
Berkowitz is a trustee as well as a Vice President and Secretary/Treasurer, of The Goldsmith Family Foundation,
Inc. They may disclaim beneficial ownership of these shares.

          The Goldsmith Foundation, Inc. (a separate entity from The Goldsmith Family Foundation, Inc.) owns 75,939 shares or less than 1% of the currently outstanding number of the Issuer's shares. Mrs. Goldsmith is a trustee of The
Goldsmith Foundation, Inc. She may disclaim beneficial ownership of these shares.

          The Goldsmith Life Insurance Trust is the beneficial owner of 750,000 shares or 1.4% of the currently outstanding number of the Issuer's shares. Mrs. Goldsmith and Messrs. Berkowitz and Ambach are trustees of the Goldsmith Life Insurance Trust. They may disclaim beneficial ownership of these shares.

          Mr. Berkowitz's daughter owns 18 shares of the Issuer's Common Stock. Mr. Berkowitz has the right to acquire 6,000 shares of the common stock of the Issuer within 60 days. He may disclaim beneficial ownership of these shares.

     (b) With respect to the shares held by the Estate of Harold N. Goldsmith, Mrs. Goldsmith and Messrs. Berkowitz and Ambach, as the personal representatives of the Estate, have shared voting and dispositive power. The vote or written consent of a majority of the personal representatives (i.e. two out of three) is required for all actions and decisions of the personal representatives.

          With respect to the shares held by the Goldsmith
Family Foundation, Inc., the vote or written consent of a majority of the trustees is required. Mrs. Goldsmith and Mr. Berkowitz, as two of the three trustees, have shared power to vote and dispose of these shares.

          With respect to the shares held by the
testamentary trusts and the Goldsmith Life Insurance Trust, the vote or written consent of a majority of the trustees is required. Mrs. Goldsmith and Messrs. Berkowitz and Ambach, as the trustees, have shared power to vote and dispose of these shares.

          Mrs. Goldsmith shares voting and dispositive power with respect to the shares owned by the Goldsmith
Foundation, Inc.

     (c) On September 14, 1995, the testamentary trusts each disposed of 150 shares of the common stock of the Issuer on the open market at a price of $ 13/16 per share.
On September 15, 1995 and September 20, 1995, the trusts each disposed of

50,000 and 22,550 shares, respectively, of the common stock of the Issuer at a price of $0.75 per share. On September 27, 1995, the Beth Goldsmith Testamentary Trust, the Julie Goldsmith Testamentary Trust and the Josh Goldsmith Testamentary Trust each disposed of 6,175 shares of the common stock of the Issuer on the open market at a price of $ 11/16 per share, and the Adam Goldsmith Testamentary Trust disposed of 6,275 shares on the open market at a price of $ 11/16 per share.

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to      Securities of the
Issuer.

     The information set forth in Item 5 above is herein incorporated by reference.

Item 7.   Material to be Filed as Exhibits.

     Incorporating by reference the powers of attorney whereby Beth H. Goldsmith, Alan E. Berkowitz and Neil
Ambach each appoint Alan E. Berkowitz and Neil Ambach his or her attorney-in-fact to sign amendments to this Schedule
13D (filed with the Schedule 13D filed March 4, 1991).

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 26, 1995         /s/ Alan E.
Berkowitz______________________
                         Alan E. Berkowitz,
                         for himself and as
                         Attorney-in-Fact for
                         Beth H. Goldsmith
                         and Neil Ambach